SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  INTENTION TO LIST ON THE NEW YORK STOCK EXCHANGE

7 October 2009

AVIVA ANNOUNCES INTENTION TO LIST ON THE NEW YORK STOCK EXCHANGE

  Aviva to list on New York Stock Exchange on 20 October 2009

  Supports Aviva's significant US shareholder base (over 20% in the US)

  Enhances Aviva's presence in the US long-term savings market

  No new share capital to be issued

Aviva plc ("Aviva"), the world's fifth largest insurance group, announces today that it intends to list on the New York Stock Exchange ("NYSE") and plans to commence trading on 20 October 2009.  Aviva has completed the registration process with the Securities and Exchange Commission ("SEC") and has received authorisation from NYSE to list.

Aviva will establish a level 2 American Depositary Receipt programme in conjunction with Citibank and will trade under the ticker symbol "AV". No new Aviva ordinary shares will be issued in connection with the listing and Aviva will retain its current primary listing on the London Stock Exchange.

Over 20% of Aviva's shareholders are in the US and the listing gives Aviva further access to a wider potential shareholder base; it gives US investors a more convenient and cost efficient means to hold Aviva's shares and allows Aviva to attract and retain staff outside the UK through competitive incentive programmes.

Aviva has established a competitive position in the US, the world's largest savings market, where it is the leading provider of indexed annuity and indexed life insurance products. The listing will give further momentum to Aviva's brand in the US as it looks to capture growth in the retirement market, accelerate life insurance sales and benefit from the country's attractive demographics over time.

Aviva has been able to complete the preparations for listing as part of its ongoing global finance programme. This enhances Aviva's financial processes, controls and risk management frameworks, bringing with it Sarbanes-Oxley compliance and broader risk management benefits for the group.

Andrew Moss, group chief executive commented: "The US is a strategically important market for Aviva. It is the largest savings market in the world and represents a significant growth opportunity for us over the long term.  Listing now is a natural step for Aviva as more than 20% of our shareholders are in the US and we expect that number to increase."

- ends -

Enquiries:

Media
Hayley Stimpson, external affairs director                                   +44 (0)20 7662 7544
Vanessa Rhodes, senior group media relations manager              +44 (0)20 7662 2482
Conor McClafferty, Finsbury                                                     +44 (0)20 7251 3801

US media
Tom Joyce, director of corporate affairs, North America            + 1 312 660 2278
Catherine Huggins, director of external Communications             + 1 515 557 3822
Andy Merrill, Finsbury US                                                         + 1 212-303-7600

Analysts
Charles Barrows, investor relations director                               +44 (0)20 7662 8115
Susie Yeoh, investor relations manager                                      +44 (0)20 7662 2117

Notes to editors:

  Photographs of Andrew Moss in New York and other images are available at:www.aviva.com/media

  Aviva is the world's fifth largest* insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

  We are the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

  Aviva North America comprises the leading indexed annuity and indexed life business in the US and the second largest insurer in Canada.

  The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

  For broadcast-standard video, please visit www.thenewsmarket.com/aviva.

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  07 October 2009

AVIVA PLC

By: /s/

E G Jones
Group Company Secretary